

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2022

Jie Weng
Chief Executive Officer
Aquaron Acquisition Corp.
515 Madison Ave. 8th Floor
New York, NY 10022

   Re: Aquaron Acquisition Corp.
     Amendment No. 7 to Draft Registration Statement on Form S-1
     Submitted April 14, 2022
     CIK No. 0001861063

Dear Mr. Weng:

   We have reviewed your amended draft registration statement and have the following comment.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 7 to Draft Registration Statement on Form S-1

General

1. We note your response to comment 1. Where you include disclosure in the prospectus relating to enforceability of civil liabilities, please indicate that the discussion is based on management's assessment and that the company did not rely on the advice of counsel. In addition, briefly discuss why management did not rely on the advice of counsel. Please include similar disclosure in the prospectus where you made revisions in response to comment 5.

You may contact John Spitz at 202-551-3484 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance